1 All rights reserved. © Silentium Ltd SILENTIUM’S PERSONALIZED SOUND BUBBLE HEAR WHAT YOU WANT Filed Pursuant to Rule 433 Issuer Free Writing Prospectus June 18, 2026 Relating to Preliminary Prospectus Dated June 18, 2026 Registration No. 333 - 296603

Forward Looking Statements

This presentation contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would," and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about: the expected offering price; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks; our dependence on third parties; our financial performance and our ability to repay our loans and debts; our ability to generate revenue and profit margin under our anticipated contracts; our ability to successfully develop, validate, and commercialize new products and technologies; our expectations regarding having our Ordinary Shares listed on the NYSE American; our anticipated use of the net proceeds from this offering; our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations; our expected ability to operate effectively as a publicly traded company in the United States; our expectations regarding the commercialization and expansion of recent technology launches, strategic engagements, and mass production awards in automotive and public transportation sectors; our intentions to capitalize on geographic market trends, regulatory drivers, and consumer expectations to drive demand for advanced NVH solutions and acoustic management technologies; our outlook for expanding our competitive advantage by delivering production-ready, scalable, and deeply integrated acoustic solutions that support long-term deployment across vehicle generations and platforms; our plans to pursue new commercial agreements and licensing arrangements with Auto OEMs, Tier-1 suppliers, and semiconductor partners, supporting predictable, multi-year revenue streams; our intentions to manage manufacturing requirements through outsourcing to qualified partners while maintaining core software and system design in-house; our expectations for disciplined headcount growth, aligned with customer adoption, expansion of production programs, and long-term strategic objectives; our expectations regarding the commercialization timeline and market adoption of new technologies, including advanced acoustic solutions for electric and hybrid vehicles and broader mobility applications; our commitment to ongoing innovation and enhancement of our Active Acoustic Management platform, including development and rollout of new features such as Road Noise Cancellation, Intelligent RNC, Engine Noise Cancellation, Wind Noise Cancellation, HVAC Noise Cancellation, Internal Car Communication, and Spatial Voice Management; our intentions to expand our market presence through engagement with Auto OEMs, Tier-1 suppliers, semiconductor partners, and entry into adjacent transportation markets; our expectations for continued deployment and adoption of our software-based Active Acoustics solutions across new vehicle models, OEMs, and transportation segments; and statements as to the impact of the political and security situation in Israel on our business.

Forward-looking statements are based on our management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this presentation may turn out to be inaccurate.

The forward-looking statements included in this presentation speak only as of the date of this presentation. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

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Silentium

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436 - 3673. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective. Free Writing Prospectus 3 All rights reserved. © Silentium Ltd

Offering Summary Issuer Proposed Listing/Symbol * Shares Offered Expected Offering Size Use of Proceeds NYSE American: SIAI 2,150,000 Ordinary Shares Business and customer expansion, R&D, and working capital Silentium Ltd. Sole Book Runner $15,050,000 Expected Price Range $6.00 - $8.00 per share ThinkEquity 4 All rights reserved. © Silentium Ltd Silentium ACOUSTICS INTELLIGENCE *NYSE American listing application is pending approval. **Not including the exercise of the 15% over - allotment options

Company at a Glance



2025
2030
5
AUTOMOTIVE MANUFACTURERS
24
MODELS
1.8
MILLION
VEHICLES ON THE ROAD

24
Vehicle models on the road*

1.8M+**
Vehicles on the road with Silentium technology

Publicly announced customers & partners:

Jaguar, NIO, Hyundai Mobis, Asahi KASEI Microdevices, cadence

Proprietary IP: 73 patents and patent applications across the U.S., Europe, Israel, and China, covering aspects of Active Acoustics Management Systems, the vast majority filed between 2020 and 2025

$19.2M*
Revenue:
(2021-25)

$21.2B
Global Noise, Vibration, Harshness (NVH) Market by 2032.

7
Operating Countries

3
International Offices

* We generated total revenue of approximately $19.18 million from 2021 to 2025, which represents the arithmetic aggregation of approximately: (i) $3.24 million in 2021, which is derived from our historical consolidated financial statements audited in accordance with Israeli Generally Accepted Auditing Standards, which included an unqualified opinion; (ii) $3.93 million in 2022 and $4.15 million in 2023, which are derived from our historical consolidated financial statements audited in accordance with auditing standards generally accepted in the United States of America. The auditors' reports on such financial statements contained qualified opinions due to scope limitations relating to approximately 6% and 2% of reported revenue for fiscal years 2022 and 2023, respectively, and other qualifications that are not related to the revenue item; and (iii) $3.91 million in 2024 and $3.95 million in 2025, which are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical financial statements for the years ended December 31, 2021, 2022 and 2023 are not included in this prospectus. None of our historical revenues for the fiscal years 2021, 2022, and 2023 or the total revenue from 2021 to 2025 has been subject to any audit under the standards of the PCAOB, nor are they necessarily indicative of our future performance. You should not place undue reliance on this information. Please read our historical revenue information in conjunction with the "Special Note Regarding Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited consolidated financial statements and related notes included in our preliminary prospectus filed with the SEC on June 18, 2026.

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Silentium

All rights reserved. © Silentium Ltd

Premium Audio Goes Mainstream Source: https://www.verifiedmarketresearch.com/product/noise - vibration - and - harshness - market/ 6 All rights reserved. © Silentium Ltd Market Size 0 5 10 15 20 25 2024 2032 $13.9B CAGR 5.4% $21.2B* Global Noise, Vibration, Harshness (NVH) Market Consumers expect the quiet, high - end in - cabin experience of luxury vehicles Premium audio goes mainstream Enhanced acoustics are a key differentiator, central to brand quality and identity. Cabin c omfort & b rand p erception Evolving vehicle architectures increase the need for active, adaptive acoustic control. Architecture shifts drive active acoustics 40%+ of the NVH market Automotive as core segment Buses, commercial vehicles, aerospace, rail, and heavy machinery need active acoustics to lower driver fatigue, improve alertness and communication, and enhance safety Broader transportation opportunity *Per third - party research; see F - 1 for additional market context

7 All rights reserved. © Silentium Ltd Indexed price performance (3/23/26 = 100) — daily closes sampled weekly SMH +61.5% SOXX +79.7% 90 110 130 150 170 190 3/23 3/31 4/8 4/15 4/22 4/30 5/8 5/15 5/22 5/29 6/2 SMH SOXX DRIV ETF return snapshots Different return conventions / dates; use as market - theme proxies only. SOXX iShares Semiconductor ETF +89.06% YTD NAV as of 5/29/26 +76.05% 1 - yr total return as of 3/31/26 Silentium tie - in An acoustic feature layer that can increase the value of SoC / DSP / audio hardware already present in the car — improving the cabin experience without requiring large amounts of new hardware. Sources: StockAnalysis ETF price history; VanEck SMH fund page/fact sheet; iShares SOXX fund page. Past performance is histor ica l and not a valuation comp. Silentium’s software layer that can make existing SoC / DSP / audio hardware more valuable to OEMs by turning in - cabin electronics into acoustic comfort, personalization and brand differentiation. Strategic buyers are moving up the vehicle software stack* As in - cabin hardware converges with software - defined functionality, Silentium Acoustic feature layer is riding the shift to centralized compute + richer in - cabin electronics, better cabin experience with limited incremental hardware burden and scalable across platforms. Public - Market Proxy Baskets Reward Semi / Platform Enablers Silentium’s Automotive Software Leveraged to Semiconductor Content Automotive Software Leveraged to Semiconductor Content NXP + TTTech Auto ($625M): In 2025 N XP acquired vehicle software company TTTech Auto to strengthen CoreRide with safety - critical middleware for SDVs. Infineon + Marvell Auto Ethernet ($2.5B): In 2025, Infineon acquired automotive networking assets to deepen SDV system capabilities around MCUs, processors and sensors. DRIV +32.3% SMH VanEck Semiconductor ETF +75.6% YTD as of 6/2/26 +140.37% 1 - yr NAV as of 4/30/26 DRIV Global X Autonomous & Electric Vehicles ETF + 40.69 % YTD as of 6/2/26 +44.90% 1 - yr NAV as of 3/31/26 *Industry M&A examples shown for general market context; not intended as valuation comparables

8 All rights reserved. © Silentium Ltd Product & Technology Future Markets Product maturity per F - 1; Silentium continues to advance development. 6 NOISE CANCELLATION SOURCES*

9 All rights reserved. © Silentium Ltd 4 MODELS VEHICLES PER BRAND PER YEAR 1 BRAND 6 NOISE CANCELLATION SOURCES* + Silentium Expansion Model Driving Higher Revenues & Margins *Product maturity per F - 1; Silentium continues to advance development.

Scalable Business Model Across the Vehicle Ecosystem Embedded through system integrators / Tier 1s Collaborations with leading automotive electronics and infotainment suppliers enable Silentium software to be integrated into global OEM audio and body platforms 10 All rights reserved. © Silentium Ltd Multiple design wins per brand model Each vehicle may integrate several Silentium use cases – Active Road, Wind, and A/C Noise Cancellation to Personal Sound Bubbles and Engine Sound Design – creating multiple design - win opportunities in every model Semiconductor partners Partnerships with semiconductor leaders like AKM and Cadence allow Silentium’s Active Automotive Acoustics to be deployed at the chip level, supporting real - time signal processing across multiple vehicle domains

Why Silentium Can Scale

Proven acoustic performance*

Delivering real-world noise reduction across a broad bandwidth, including high-frequency ranges up to ~1 kHz. Personal Sound Bubble configurations can enable meaningful acoustic separation, contributing to a quieter and more controlled listening environment

Scaling through automotive silicon and infotainment ecosystems

Embedded with top SoC/DSP and infotainment vendors allows OEMs to activate Silentium products through software only, minimal hardware & integration

Designed for high-volume automotive production

Minimal add-on BOM, fast automated calibration and support for multiple models and cabin configurations allow Silentium to scale across platforms with repeatable throughput

*Product maturity per F-1; Silentium continues to advance development.

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Silentium

Case Studies

OEM Platforms

Selected OEMs

Multi-model deployment

Business Impact

- Tens of $M programs value*
- 24+ models across platforms
- 6–7 year contracts
- New program expansion

Software-defined acoustics replacing hardware, improving comfort without added weight

Infotainment Integration

Selected Tier 1

Tier 1 Integration

HYUNDAI MOBIS

Business Impact

- Several $M+ initial program value*
- Multi-OEM deployment via Tier-1
- 2 production models (scaling pipeline)
- 6-year production program

Software-only integration enabling adoption across multiple OEM platforms

Chip-Level Integration

Selected partner

Maximum Scalability

cādence

Business Impact

- Embedded in widely adopted DSP platforms
- Zero additional hardware cost (BOM reduction)
- Scalable across high-volume OEM programs
- Enables mass-market deployment

Software-only acoustics integrated at chipset level, enabling high-volume adoption

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Silentium

*Solely based on management estimate - customer names reflect publicly announced collaborations only

Case Studies 13 All rights reserved. © Silentium Ltd Multi - model deployment across OEMs • Tens of $M programs value* • 24+ models across platforms • 6 – 7 years contracts • New program expansion B usiness Impact Software - defined acoustics replacing hardware, improving comfort without added weight OEM Platforms Selected OEMs *Solely based on management estimate

Case Studies All rights reserved. © Silentium Ltd Tier 1 Integration • Several $M+ initial program value* • Multi - OEM deployment via Tier - 1 • 2 production models (scaling pipeline) • 6 - year production program B usiness Impact Software - only integration enabling adoption across multiple OEM platforms Infotainment Integration Selected Tier 1 *Solely based on management estimate

Case Studies All rights reserved. © Silentium Ltd • Embedded in widely adopted DSP platforms • Zero additional hardware cost (BOM reduction) • Scalable across high - volume OEM programs • Enables mass - market deployment B usiness Impact Software - only acoustics integrated at chipset level, enabling high - volume adoption Chip - Level Integration Maximum Scalability Selected partner *Solely based on management estimate

Team



Yoel Naor

CEO & Board Director

CEO and Director since 2017, executive management spanning strategic R&D, marketing, international operations, and product development; previously served as Silentium's Director of Products from 2009.



Evan Fishman

CFO

CFO since 2025; previously CFO at Orgenesis ltd. A member of the Israeli Institute of CPAs and a South African CA, holding a Masters in international business administration from the University of London.



Anthony Manias

Head of Automotive

Veteran automotive leader with experience in global senior roles at Delphi, Lotus, Cosworth, Bose, and Jaguar, , now spearheading OEM adoption of Active Acoustic technology and driving Silentium's automotive strategy.



Sang Hun Lee

Managing Director, Asia

Built Silentium's Asia business from the ground up, implementing active acoustics on 16 vehicle models and over 1M units sold; positioned to drive future growth in Asia-Pacific.



Ziv Hermon

Chief Business Officer

Chief Business Officer since 2019; previously CEO of Nano Air and an innovation leader at General Motors' Advanced Technical Center in Israel. Ph.D. in Physics, Tel-Aviv University.



Lily Yeung

Executive & Board Advisor

Global corporate development leader with proven success in automotive technology, driving strategic investments, partnerships, and innovation across emerging markets

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Silentium

KPI Dashboard 17 All rights reserved. © Silentium Ltd Installed Base | Key Operating Metrics 1 4 5 5 1 4 6 7 2022 2023 2024 2025 OEM Customers Active OEMs Awarded Programs OEM Customers and Awarded Programs per OEM ~ 0.14M ~ 0.57M ~ 1.07M ~ 1.60M ~ 1.80M 2022 2023 2024 2025 May-26 Annual Growth Vehicles on the Road* *Estimated by management using historical production data, adjusted for reporting timing variances and management’s assumptio ns regarding production ramp - up. YTD

USD thousand (except per share data)     Revenues 1248 995 Cost of Revenues 2,701 2,916 Gross Profit 7,048 7,252 Total Operating Expenses   Operating Profit/( Loss) (369) 499 Finance income (expenses) and tax   Net Profit/(Loss)   ** Net Profit/(Loss) per share (USD) (simplified)* Income Statement 18 All rights reserved. © Silentium Ltd *After adjusting for the reverse stock split. On May 28, 2026, we effected a reverse share split of our ordinary shares at th e r atio of 2,060 - for - 1. **Although we incurred a net loss for the year in 2024, for purposes of calculating earnings per share (basic), we reduced su ch loss by $8,048,000 due to an extinguishment of the pre - existing Preferred Shares in connection with the Series C Preferred Share Purchase and Recapitalization Agreement in September 2024 as per SEC g uid ance codified in ASC 480 - 10 - S99 and ASC 260 - 10 - S99 - 2. For more information, see “Note 12(b): Shareholders’ Equity and Temporary Equity” and “Note 15: Net Earnings (Loss) Per Share Attribut abl e to Ordinary Shareholders” to our audited consolidated financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus. Year ended Dec. 31, 2025 Year ended Dec. 31, 2024

USD thousand 14,929  831 Cash and Cash Equivalents 17,803 3,705 Total Assets 5,153 7,062 Total Liabilities 0  7,536 Temporary Equity** (Preference Shares) 12,650 (10,893) Total Shareholders’ Equtiy (Deficit) Balance Sheet 19 All rights reserved. © Silentium Ltd *Pro forma as adjusted data gives effect to the following events as if each event had occurred on or before December 31, 2025 : ( i) the conversion of 973,554 preferred shares (including 19,034 preferred shares issued upon the automatic conversion of warrants) into 973,554 Ordinary Shares; (ii) the issuance of 1,972,153 Ordinar y S hares upon the conversion of the SAFEs in the aggregate amount of $2,991,200 (including approximately $1,666,800 in committed capital from SAFEs executed between January and May 2026, of whic h $ 34,700 remains unfunded as of June 18, 2026), which will automatically convert upon the consummation of this offering, based on an assumed offering price of $7.00 per Ordinary Share; and ( iii) the additional issuance of 2,150,000 Ordinary Shares in this offering, at an assumed public offering price of $7.00 per share, and after deducting underwriting discounts and commissions and estimated offering e xpe nses, as if the sale of the securities had occurred on December 31, 2025. **Preferred shares classified as temporary equity. See Note 12 to the audited consolidated financial statements, included in the Company's registration statement on Form F - 1 filed with the SEC on June 18, 2026. Pro forma as adjusted * post IPO Audited financials (Dec 31, 2025)

Pr o - Forma, Pre - Offering Capitalization Table Ordinary Shares Outstanding Pre Offering Options (WAEP: $9.30) Warrants (WAEP: $16.85) Fully Diluted Shares Pre - Offering 3,353,227* 373,757 200,305 3,927,2 89 20 All rights reserved. © Silentium Ltd *Includes an aggregate of 2,945,706 widely held Ordinary Shares issuable upon the conversion of all of our outstanding prefer red shares and all simple agreements for future equity converting immediately prior to this offering

Expected in the next 12 months

Mass Production

Production program for RNC: Premium BEV SUV with global OEM leader and roll out 4 mainstream models. (Preparation for Production).

Prep for Production

Advanced licensing with major auto OEM: Negotiating iRNC technology licensing with a performance-focused automaker, with program kickoff expected **in Q2 2026.**

License agreement with leading global Tier-1 – Expected to be completed in Q2/2026. (Awarded)

Bid/RFQ

Sensor & ECU Tier-1 leader: Supplying RNC/EOC software on a dedicated ECU for ANC, delivered by a leading Tier-1 to a European OEM, 1st mass production starting by end-2026.

Major RFQs with global automotive leaders: Large-scale RFQs to integrate iRNC into next-generation vehicle platforms, decisions expected in H1 2026.

RFQ from leading global Truck OEM: SW & HW system kit solution, for driver cabin ANC (RFQ) – Ongoing

Demo/ Paid POC

POC Program in Rail Sector – first-of-its-kind ANC application for a leading global train and tram manufacturer, scheduled to start Q1, 2026.

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*BEV: Battery Electric Vehicle, RFQ: Request for Quotation, OEM: Original Equipment Manufacturer, Tier-1: Direct supplier to OEM, ANC: Active Noise Cancellation, ECU: Electronic Control Unit

All rights reserved. © Silentium Ltd

Silentium

Summary

5 Publicly announced customers & partners: JAGUAR, AsahiKASEI MICRODEVICES, NIO, HYUNDAI MOBIS, cadence

4 Royalty-based revenue model — Supported by active programs and a highly qualified, near-term pipeline.

3 Traction with Tier-1s and OEMs — 7 awarded production programs across 5 Automotive manufactures customers.

2 Propriety personal sound-bubble technology — Transforms in-cabin acoustics.

1 Embedded across the automotive stack — From electronics to infotainment systems.

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Silentium

23 All rights reserved. © Silentium Ltd THANK YOU